Exhibit 1

STOCK REDEMPTION AGREEMENT

THIS STOCK REDEMPTION AGREEMENT (“Agreement”) is executed effective as of November 3, 2004 (“Effective Date”), by and between MTD Holdings Inc f/k/a MTD Products Inc, an Ohio corporation (“Seller”), and Shiloh Industries, Inc., a Delaware corporation (“Corporation”).

RECITALS:

WHEREAS, Seller is the Owner of Forty-Two Thousand Seven Hundred Eighty (42,780) shares of Series A Preferred Stock of the Corporation; and

WHEREAS, the Corporation has determined to exercise its right to redeem all of the Forty-Two Thousand Seven Hundred Eighty Shares (42,780) shares of Series A Preferred Stock of the Corporation represented by Stock Certificate No. 1 owned by Seller (“Redeemed Shares”), and Seller has agreed to sell the Redeemed Shares to the Corporation, all pursuant to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of their mutual covenants and consideration as described in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged and agreed, the parties hereto agree as follows:

1.                                      Purchase Price and Sale of Redeemed Shares.  As of the Effective Date, Seller shall sell, transfer and convey to Corporation all of Seller’s title to, interest in, and ownership of the Redeemed Shares.  In consideration for the sale, transfer and conveyance of the Redeemed Shares to Corporation, Corporation shall pay to Seller on the Effective Date the amount of One Hundred Dollars ($100.00) per share for a total purchase price of Four Million Two Hundred Seventy-Eight Thousand Dollars ($4,278,000.00) (the “Purchase Price”) subject to satisfaction of the provisions of Section 5.  In addition to the payment of the Purchase Price, the Corporation shall pay to Seller on the Effective Date, the accrued but previously unpaid dividends with respect to the Redeemed Shares for the period beginning November 1, 2003 and ending October 31, 2004, in the amount of Two Hundred Forty Five Thousand Nine Hundred Eighty-Five Dollars ($245,985.00).  The Purchase Price together with the payment of the accrued but unpaid dividends hereunder, in the total combined amount of Four Million Five Hundred Twenty-Three Thousand Nine Hundred Eighty-Five Dollars ($4,523,985.00) shall be collectively the “Redemption Price”.  Seller acknowledges that the amount of unpaid but accrued dividends to be paid hereunder represents unpaid dividends for the referenced period and Seller hereby waives any and all rights, if any, to accrued but unpaid dividends during any prior or subsequent periods.

2.                                      Cancellation of Redeemed Shares.  Upon payment of the Redemption Price by the Corporation to the Seller and receipt of the Redeemed Shares from the Seller to the Corporation, the Redeemed Shares shall be cancelled and retired by the Corporation and marked as such by the Corporation on the books and records of the Corporation.

3.                                      Representations of Seller.  Seller represents and warrants to Corporation as follows:

(a)                                  Seller has good, absolute, fee simple and marketable title to the Redeemed Shares, free and clear of all liens, pledges, claims, encumbrances, and restrictions of every kind and that Seller has the complete and unrestricted right, power and authority to sell, transfer and assign the Redeemed Shares pursuant to the terms and conditions of this Agreement.

(b)                                 The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio and has the requisite corporate power and authority to enter into and perform this Agreement and to consummate the transactions contemplated thereby.

(c)                                  The execution and delivery by Seller of this Agreement, and the performance by Seller of its obligations hereunder, have been duly authorized by all necessary corporate action of Seller.

(d)                                 This Agreement constitutes a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.  No consent or approval by any person, entity, trustee, family member, governmental authority or other third party is required in connection with the execution and delivery by Seller of this Agreement or the consummation of the transactions contemplated hereby which has not yet been obtained.

(e)                                  Seller has not become obligated to pay any fee or other commission to and has not otherwise dealt with any broker, finder or other intermediator for or on account of the transactions contemplated by this Agreement.

(f)                                    Seller hereby waives any requirement of the Corporation to provide notice of its intention to exercise its right to redeem the Redeemed Shares as otherwise set forth in the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of Series A Preferred Stock and Qualifications, Limitations and Restrictions Thereof (the “Certificate of Designation”).

(g)                                 For purposes of this Agreement, the Seller hereby waives any requirements to comply with the transfer restrictions on the Redeemed Shares set forth in the Certificate of Designation.

4.                                      Representations of Corporation.  Corporation represents and warrants to Seller as follows:

(a)                                  Corporation is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to enter into and perform this Agreement and to consummate the transactions contemplated thereby.

(b)                                 The execution and delivery by Corporation of this Agreement and the performance by Corporation of its obligations hereunder, have been duly authorized by all necessary corporate action of Corporation.

(c)                                  This Agreement constitutes a valid and binding obligation of Corporation, enforceable against Corporation in accordance with its terms.  No consent or approval by any person, entity, trustee, family member, governmental authority, or third party is required in connection with the execution and delivery by Corporation of this Agreement or the consummation of the transactions contemplated hereby which has not yet been obtained.

(d)                                 Except for the provisions of the Certificate of Designation, the Restated Certificate of Incorporation and the By-Laws of the Corporation (all which provisions have either been complied with and/or are hereby waived by the parties), there are no restrictions on transfer of the Redeemed Shares under any other governing documents of Corporation (including the Restated Certificate of Incorporation, the Certificate of Designation and By-Laws of Corporation) or under any other shareholders’ agreement or otherwise.

(e)                                  Corporation has not become obligated to pay any fee or other commission to and has not otherwise dealt with any broker, finder or other intermediator for or on account of the transactions contemplated by this Agreement.

(f)                                    For purposes of this Agreement, the Corporation hereby waives any requirements to comply with the transfer restrictions on the Redeemed Shares set forth in the Certificate of Designation.

5.                                      Condition to Closing of Transaction and Payment of Purchase Price.

(a)                                  Conditions to Closing.  At or prior to the Closing, Seller shall deliver to Corporation, duly endorsed in blank for transfer, or accompanied by a blank and duly endorsed stock power, Stock Certificate No. 1 representing 42,780 shares of Series A Preferred Stock of the Corporation issued to Seller.

(b)                                 Purchase Price.  Subject to satisfaction of the conditions set forth in this Section 5, Corporation shall make payment of the Redemption Price at the Closing by wire transfer to an account designated by Seller.

(c)                                  The Closing.  The closing will occur at a place to be agreed upon by the parties on the Effective Date, or at such other date as the parties may mutually agree (the “Closing”).

6.                                      Public Announcement.  After the Closing Date, Seller and/or Corporation may issue a press release announcing the sale and purchase of the Redeemed Shares and/or payment of the Purchase Price or Redemption Price.  Seller and the Corporation shall comply with any and all reporting requirements under any applicable securities laws.

7.                                      Necessary Acts.  Each of the parties hereto agree that such party will do any reasonable act or thing and will execute any and all instruments reasonably necessary and/or proper to make effective the provisions of this Agreement.

8.                                      Benefit and Binding Effect.  This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns, as applicable.  This Agreement is intended solely for the benefit of the parties.  No person not a party to this Agreement is entitled to rely upon this Agreement for any reason or claim any benefits deriving therefrom.

9.                                      Notices.  Any notice, request, consent, or other communication required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given when received (a) if delivered personally or by a recognized delivery service, or (b) if sent by facsimile with delivery confirmed, or (c) if sent by recognized overnight delivery service, or (d) if sent by registered or certified mail, return receipt requested, postage prepaid, to the address of the person so notified at their respective addresses set forth as follows:

To Seller:	MTD Holdings Inc
5903 Grafton Road
Valley City, Ohio 44280-9722
Attention: Chief Financial Officer
Facsimile: (330) 558-7195

To Corporation:	Shiloh Industries, Inc.
5389 West 130th Street
Cleveland, Ohio 44130
Attention: Chief Financial Officer
Facsimile: (216) 265-4244

or to such other address as any party, or any representative thereof shall have specified by notice in writing to the other parties.

10.                               Indemnification; Attorney Fees.  All agreements, representations and warranties of each party hereunder shall survive the Closing.  Each party agrees to indemnify, and hold harmless the other parties from third-party claims, losses, damages, liabilities and expenses, including, without limitation, reasonable attorneys’ fees and costs of litigation to the extent arising out of or based upon a breach by such party to this Agreement of its agreements, representations and warranties hereunder.  In event of any suits and actions with respect to enforcement of this Agreement against the other party, for breach of a representation or warranty or otherwise, the prevailing parties as determined by a final, non-appealable order of a court of competent jurisdiction shall be entitled to recover reasonable attorneys’ fees and other costs and expenses in resolving such dispute in addition to any damages awarded the prevailing parties.

11.                               Severability.  The invalidity or unenforceability of any term or provision, or any clause or portion thereof, of this Agreement shall in no way impair or affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.  Any invalid or unenforceable provision shall be narrowed and/or rephrased so as to remove the basis for invalidity or unenforceability.  The severability of any provision herein shall not be considered or construed as a waiver of any party’s rights.

12.                               Counterparts.  This Agreement may be executed by the parties hereto in separate counterparts, each when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.  Facsimile signatures shall be considered as valid and binding as original signatures for all purposes under this Agreement.

13.                               Headings and Recitals.  Headings in this Agreement are for convenience only and shall not be used to interpret or construe its provisions.  The recitals set forth herein are a material provision of this contract and are to be relied upon by the parties and their attorneys.

14.                               Entire Agreement.  The Agreement between the parties consists of this instrument and all exhibits or documents mentioned in this instrument or its attachments as having been delivered to be delivered to the parties and contains the entire agreement of the parties.  It may not be changed orally but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension or discharge is sought.  There are no other understandings or agreements between them concerning the matters set forth herein.

15.                               Applicable Law and Venue.  It is understood and agreed that this Agreement shall be construed under the laws of the State of Ohio, without giving effect to the conflict of laws provisions thereof.  The parties hereby consent and agree that jurisdiction and venue for any claim or cause of action arising under or related to this Agreement shall be properly and exclusively in the state or federal courts located in Medina County, Ohio, or Cuyahoga County, Ohio, and expressly waive any and all rights which they may have, or which may hereafter arise, to contest the propriety of such choice of jurisdiction and venue, or to invoke the doctrine of Forum Non Conveniens.  The parties recognize that the provisions of this paragraph are a material factor in their decision to enter into this contract.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Membership Interest Purchase Agreement effective on the day and year first above written.

MTD HOLDINGS INC
(f/k/a MTD Products Inc)

By:	/s/ Jeffrey C.V. Deuch
Jeffrey C.V. Deuch
Its:	Chief Financial Officer
“Seller”

SHILOH INDUSTRIES, INC.

By:	/s/ Stephen E. Graham
Stephen E. Graham
Its:	Chief Financial Officer
“Corporation”